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Exhibit 99.1

FOR IMMEDIATE RELEASE (All amounts in U.S. dollars. Per share information based on diluted shares outstanding unless noted otherwise.)	Thursday, January 26, 2006

CELESTICA ANNOUNCES FOURTH QUARTER AND
2005 FISCAL YEAR END FINANCIAL RESULTS

Fourth Quarter Summary

  •
  Revenue of $2,075 million, down 11% from $2,333 million last year

  •
  GAAP loss of ($0.12) per share compared to GAAP loss ($3.59) per share in 2004

  •
  Adjusted net earnings of $0.13 per share compared to $0.19 per share a year ago

  •
  Operating margin of 2.3%, cash flow from operations of $100 million

  •
  Q1 revenue guidance of $1.8 — $2.0 billion, adjusted earnings per share of $0.04 — $0.12.

TORONTO, Canada — Celestica Inc. (NYSE: CLS, TSX: CLS/SV), a world leader in electronics manufacturing services (EMS), today announced financial results for the fourth quarter and fiscal year ended December 31, 2005.

Revenue was $2,075 million, compared to $2,333 million in the fourth quarter of 2004. Net loss on a GAAP basis for the fourth quarter was ($28) million or ($0.12) per share, compared to a GAAP net loss for the fourth quarter of 2004 of ($810) million or ($3.59) per share. Included in GAAP net loss for the quarter are charges of $57 million associated with previously announced restructuring plans.

Adjusted net earnings for the quarter were $29 million or $0.13 per share compared to $43 million or $0.19 per share for the same period last year. Adjusted net earnings is defined as net earnings before amortization of intangible assets, gains or losses on the repurchase of shares and debt, integration costs related to acquisitions, option expense, option exchange costs and other charges, net of tax and significant deferred tax write-offs (detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release). These results compare with the company's guidance for the fourth quarter, announced on October 20, 2005, of revenue of $1.9 — $2.1 billion and adjusted net earnings per share of $0.10 to $0.18.

For 2005, revenue was $8,471 million compared to $8,840 million in 2004. Net loss on a GAAP basis was ($47) million or ($0.21) per share compared to a net loss of ($854) million or ($3.85) per share last year. Adjusted net earnings for the year were $129 million or $0.57 per share compared to adjusted net earnings of $96 million or $0.43 per share in 2004.

"Demand in the quarter showed some modest seasonal strength, particularly in our server segment," said Steve Delaney, CEO, Celestica. "Profitability was adversely affected by the cost of supporting significant transfer activity combined with a late surge in demand in one of our Americas plants. Transition activity continues in the site in the first quarter, but we have deployed the necessary resources to restore efficiencies by the second quarter."

Outlook

For the first quarter ending March 31, 2006, the company anticipates revenue to be in the range of $1.8 billion to $2.0 billion, and adjusted earnings per share ranging from $0.04 to $0.12.

Management will be hosting its regular quarterly results conference call today at 4:30 p.m. EST which can be accessed at www.celestica.com.

Supplementary Information

In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica also provides supplementary non-GAAP measures as a method to evaluate the company's operating performance.

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair value accounting for stock options, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons and allows the company to compare its operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, option expense and option exchange costs, and the related income tax effect of these adjustments and any significant deferred tax write-offs. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings to Canadian GAAP net earnings (loss) below.

About Celestica

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). Celestica's expertise in quality, technology and supply chain management, and leadership in the global deployment of Lean principles, enables the company to provide competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at http://www.celestica.com. The company's security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; component constraints; our ability to manage our restructuring and the shift of production to lower cost geographies. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

As of its date, this press release contains any material information associated with the company's financial results for the fourth quarter and fiscal year ended December 31, 2005 and revenue and adjusted net earnings guidance for the first quarter ending March 31, 2006. Earnings guidance is reviewed by the company's board of directors. It is Celestica's policy that earnings guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:

Laurie Flanagan Celestica Global Communications (416) 448-2200 media@celestica.com	Paul Carpino Celestica Investor Relations (416) 448-2211 clsir@celestica.com

Financial Summary

GAAP Financial Summary

Three months ended December 31	2004		2005		Change
Revenue	$2,333	M	$2,075	M	$(258)	M
Net loss	$(810)	M	$(28)	M	$782	M
Net loss per share	$(3.59)		$(0.12)		$3.47
Cash provided by (used in) Operations	$(6)	M	$100	M	$106	M
Cash Position at December 31	$969	M	$969	M	$—	M

Year ended December 31	2004		2005		Change
Revenue	$8,840	M	$8,471	M	$(369)	M
Net loss	$(854)	M	$(47)	M	$807	M
Net loss per share	$(3.85)		$(0.21)		$3.64
Cash provided by (used in) Operations	$(139)	M	$218	M	$357	M

Adjusted Net Earnings Summary

Three months ended December 31	2004		2005		Change
Adjusted net earnings	$43	M	$29	M	$(14)	M
Adjusted net EPS(1)	$0.19		$0.13		$(0.06)

Year ended December 31	2004		2005		Change
Adjusted net earnings	$96	M	$129	M	$33	M
Adjusted net EPS(1)	$0.43		$0.57		$0.14

Adjusted Net Earnings Calculation

	Three Months				Full Year
	2004		2005		2004		2005
GAAP net loss	$(810)	M	$(28)	M	$(854)	M	$(47)	M
Add: option expense	2	M	2	M	8	M	9	M
Add: option exchange costs	—	M	—	M	—	M	7	M
Add: amortization of intangibles	12	M	7	M	35	M	28	M
Add: acquisition integration costs	2	M	—	M	3	M	1	M
Add: other charges	587	M	57	M	664	M	131	M
Tax impact of above(2)	250	M	(9)	M	240	M	—	M

Adjusted net earnings	$43	M	$29	M	$96	M	$129	M

(1)
For purposes of the diluted per share calculation for the three months and year ended December 31, 2004, the weighted average number of shares outstanding was 225.8 million and 223.7 million, respectively. For purposes of the diluted per share calculation for the three months and year ended December 31, 2005, the weighted average number of shares outstanding was 227.4 million and 227.9 million, respectively.

(2)
Includes the tax write-off in the three months and year ended December 31, 2004.

Guidance Summary

4Q versus actuals	4Q 05 Guidance	4Q 05 Actual
Revenue	$1.9B - $2.1B	$2.1B
Adjusted net EPS	$0.10 - $0.18	$0.13

Forward Guidance (1)	1Q 06 Guidance
Revenue	$1.8B - $2.0B
Adjusted net EPS	$0.04 - $0.12

(1)
Guidance for the first quarter is provided only on an adjusted net earnings basis. This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)
(unaudited)

	December 31 2004	December 31 2005
Assets
Current assets:
Cash and short-term investments	$968.8	$969.0
Accounts receivable	1,023.3	982.6
Inventories	1,062.9	1,058.4
Prepaid and other assets	127.4	124.0
Income taxes recoverable	89.1	113.5
Deferred income taxes	1.8	10.9

	3,273.3	3,258.4
Capital assets	569.3	544.8
Goodwill from business combinations	872.9	874.5
Intangible assets	104.5	79.0
Other assets	119.8	101.1

	$4,939.8	$4,857.8

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,107.9	$1,153.3
Accrued liabilities	486.6	492.1
Income taxes payable	93.2	119.9
Deferred income taxes	0.6	4.5
Current portion of long-term debt (note 4)	2.6	0.5
Convertible debt (notes 2(i) and 5)	124.1	—

	1,815.0	1,770.3
Long-term debt (note 4)	500.8	750.9
Accrued pension and post-employment benefits	81.0	76.8
Deferred income taxes	23.4	17.8
Other long-term liabilities	30.8	27.6

	2,451.0	2,643.4
Shareholders' equity:
Capital stock	3,559.1	3,562.3
Warrants (note 6)	8.9	8.4
Contributed surplus	142.9	169.9
Option component of convertible debt (notes 2(i) and 5)	210.2	—
Deficit	(1,473.6)	(1,545.6)
Foreign currency translation adjustment	41.3	19.4

	2,488.8	2,214.4

	$4,939.8	$4,857.8

Accounting policy change (note 2(i))
Guarantees and contingencies (note 14)

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2004 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended December 31		Year ended December 31
	2004	2005	2004	2005
Revenue	$2,332.7	$2,075.3	$8,839.8	$8,471.0
Cost of sales	2,238.3	1,956.4	8,431.9	7,989.9

Gross profit	94.4	118.9	407.9	481.1
Selling, general and administrative expenses (SG&A)	79.7	73.6	331.6	296.9
Amortization of intangible assets	12.0	7.4	34.6	28.4
Integration costs related to acquisitions	1.5	0.3	3.1	0.6
Other charges (note 7)	542.6	56.9	603.2	130.9
Accretion of convertible debt (notes 2(i) and 5)	3.5	—	17.6	7.6
Interest on long-term debt	8.3	15.7	18.7	48.4
Interest expense (income), net	(0.2)	(2.2)	1.0	(6.2)

Loss before income taxes	(553.0)	(32.8)	(601.9)	(25.5)

Income taxes expense (recovery):
Current	1.8	12.5	17.6	36.9
Deferred	254.9	(17.1)	234.6	(15.6)

	256.7	(4.6)	252.2	21.3

Net loss for the period	$(809.7)	$(28.2)	$(854.1)	$(46.8)

Deficit, beginning of period	$(663.9)	$(1,517.4)	$(582.9)	$(1,473.6)
Loss on repurchase of convertible debt (note 5)	—	—	(36.6)	(25.2)
Net loss for the period	(809.7)	(28.2)	(854.1)	(46.8)

Deficit, end of period	$(1,473.6)	$(1,545.6)	$(1,473.6)	$(1,545.6)

Basic loss per share (note 11)	$(3.59)	$(0.12)	$(3.85)	$(0.21)
Diluted loss per share (note 11)	$(3.59)	$(0.12)	$(3.85)	$(0.21)
Weighted average number of shares outstanding (in millions) (note 11):
Basic	225.7	226.3	222.1	226.2
Diluted	225.7	226.3	222.1	226.2

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2004 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)
(unaudited)

	Three months ended December 31		Year ended December 31
	2004	2005	2004	2005
Cash provided by (used in):
Operations:
Net loss for the period	$(809.7)	$(28.2)	$(854.1)	$(46.8)
Items not affecting cash:
Depreciation and amortization	51.6	32.0	207.7	152.7
Deferred income taxes	254.9	(17.1)	234.6	(15.6)
Accretion of convertible debt	3.5	—	17.6	7.6
Non-cash charge for option issuances	1.8	1.8	7.6	9.0
Restructuring charges (note 7)	29.8	3.4	35.3	11.0
Other charges (note 7)	497.8	1.6	482.4	(15.3)
Gain on settlement of principal component of convertible debt (note 5)	—	—	(32.9)	(13.9)
Inventory write-down related to restructuring (note 7)	44.6	—	61.2	—
Other	(0.3)	8.1	1.9	14.5
Changes in non-cash working capital items:
Accounts receivable	(190.5)	(125.3)	(253.0)	42.0
Inventories	104.3	36.9	85.6	—
Prepaid and other assets	0.7	16.9	(12.9)	17.3
Income taxes recoverable	(48.9)	(29.1)	(50.0)	(24.4)
Accounts payable and accrued liabilities	19.1	171.9	(113.8)	51.2
Income taxes payable	35.1	27.0	43.6	29.0

Non-cash working capital changes	(80.2)	98.3	(300.5)	115.1

Cash provided by (used in) operations	(6.2)	99.9	(139.2)	218.3

Investing:
Acquisitions, including cash/indebtedness acquired	—	(4.3)	(39.6)	(6.5)
Purchase of capital assets	(27.9)	(46.7)	(142.2)	(158.5)
Proceeds from sale of assets	27.1	19.8	101.3	50.9
Other	(0.9)	1.3	0.6	2.2

Cash used in investing activities	(1.7)	(29.9)	(79.9)	(111.9)

Financing:
Increase in long-term debt (note 4)	—	—	500.0	250.0
Long-term debt issue costs	—	—	(12.0)	(4.2)
Deferred financing costs	—	(1.1)	(4.0)	(1.1)
Repurchase of convertible debt (note 5)	—	—	(299.7)	(352.0)
Repayment of long-term debt	(0.9)	(0.4)	(41.1)	(3.4)
Issuance of share capital	3.1	2.5	14.6	8.0
Other	—	2.5	1.3	(3.5)

Cash provided by (used in) financing activities	2.2	3.5	159.1	(106.2)

Increase (decrease) in cash	(5.7)	73.5	(60.0)	0.2
Cash, beginning of period	974.5	895.5	1,028.8	968.8

Cash, end of period	$968.8	$969.0	$968.8	$969.0

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 12)

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2004 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)
(unaudited)

1.     NATURE OF BUSINESS:

        Our primary operations consist of providing a broad range of services including manufacturing, design, new product introduction, engineering services, supply chain management, printed circuit assembly, system assembly, fulfillment, logistics and after-market services and support to our customers primarily in the computing and telecommunications industries and increasingly in the aerospace and defense, automotive, consumer electronics and industrial end markets. We have operations in Asia, the Americas and Europe.

        We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 20 to the 2004 annual consolidated financial statements.

2.     SIGNIFICANT ACCOUNTING POLICIES:

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

        These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly our financial position as of December 31, 2005 and the results of operations and cash flows for the three months and years ended December 31, 2004 and 2005.

        These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2004 annual consolidated financial statements, except for the following:

(i)    Liabilities and equity:

        Effective December 31, 2004, we adopted the amendment to CICA Handbook Section 3860, "Financial Instruments — Presentation and Disclosure." The revised standard requires obligations of a fixed amount that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. The standard was effective on a retroactive basis with restatement of prior periods. As a result of adopting this standard, we reclassified the principal component of our convertible debt (LYONs) as a debt instrument and recorded all accretion charges, amortization of deferred financing costs, gains and losses on repurchases relating to the principal component and related tax effects as charges to the statement of operations. The option component of the LYONs continued to be accounted for as an equity instrument.

        Upon adoption of this standard, we:

  (a)
  reclassified $124.1 of LYONs from equity to debt at December 31, 2004;

  (b)
  reclassified $1.3 of deferred financing costs from equity to other assets at December 31, 2004;

  (c)
  reduced deferred tax assets and equity by $1.9 at December 31, 2004;

  (d)
  recorded a charge of $1.9 to opening deficit at January 1, 2004 representing the cumulative amount of amortization of deferred financing costs, net of tax;

  (e)
  recorded accretion charges, amortization of deferred financing costs and the related tax effects in the statement of operations in the amounts of $2.4 and $12.0, for the three months and year ended December 31, 2004, respectively; and

  (f)
  reclassified the gain on the repurchase of LYONs and related tax effect from equity to other charges and tax expense in the amount of $0.6 and $22.0 for the three months and year ended December 31, 2004, respectively.

        There was no impact to basic or diluted loss per share as a result of adopting this change retroactively.

        During the third quarter of 2005, we repurchased the remaining outstanding LYONs. See note 5.

(ii)    Capital assets:

        Effective October 1, 2005, we changed the estimated useful lives of certain machinery and equipment from 5 years to 7 years based on our experience and the extended use of these assets. As a result of this change in estimated useful life, depreciation expense included in cost of sales has decreased by approximately $6 in the fourth quarter of 2005.

3.     ACQUISITIONS AND DIVESTITURES:

2004 activities:

        In March 2004, we acquired Manufacturers' Services Limited (MSL), a full-service global electronics manufacturing and supply chain services company, which provided us with an expanded customer base and service offerings, and supported our strategy of diversifying our end-markets. The purchase price of $321.2 was financed with the issuance of 14.1 million subordinate voting shares, the issuance of options to purchase 2.1 million subordinate voting shares, the issuance of warrants to purchase 1.1 million subordinate voting shares, and $51.6 in cash.

        As part of the purchase price of MSL, we recorded a liability for consolidating some of the acquired MSL facilities, including a workforce reduction. The planned actions include employee termination and lease exit costs in all geographies. The remaining balance in the accrual for employee termination costs at December 31, 2005 relates to terminated employees who are receiving their severance amounts over a period of time in accordance with local regulations. We will continue to draw down this accrual throughout 2006 as these payment are made. Our long-term lease and contractual obligations will be paid out over the remaining lease terms through 2010. Cash outlays are funded from cash on hand.

        Details of the activity through the MSL restructuring liability:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability
Accrued on acquisition	$28.0	$6.9	$1.2	$36.1
Cash payments	(14.7)	(0.6)	(0.2)	(15.5)

December 31, 2004	13.3	6.3	1.0	20.6
Cash payments	—	(0.3)	—	(0.3)

March 31, 2005	13.3	6.0	1.0	20.3
Cash payments	—	(3.0)	(0.3)	(3.3)

June 30, 2005	13.3	3.0	0.7	17.0
Adjustments	(0.7)	—	0.7	—
Cash payments	—	(0.4)	(1.0)	(1.4)

September 30, 2005	12.6	2.6	0.4	15.6
Adjustments	0.2	(0.2)	—	—
Cash payments	(2.2)	(0.2)	—	(2.4)

December 31, 2005	$10.6	$2.2	$0.4	$13.2

        In April 2004, we acquired certain assets located in the Philippines from NEC Corporation. In September 2004, we sold certain assets relating to our power operations and signed a multi-year agreement to supply manufacturing services to the purchaser.

2005 activities:

        In the third quarter of 2005, we completed the acquisitions of CoreSim Inc. and Ramnish Electronics Private Limited. In the fourth quarter of 2005, we completed the acquisition of Displaytronix Inc. The total aggregate cash purchase price was $6.5, including indebtedness assumed. Goodwill arising from these acquisitions was $1.6. Amortizable intangible assets arising from these acquisitions was $5.3, primarily for intellectual property.

        We are in the process of finalizing the valuation of certain assets acquired. As such, the fair value allocations of the purchase prices, are subject to refinement.

4.     LONG-TERM DEBT:

	December 31 2004	December 31 2005
Unsecured, revolving credit facility due 2007 (a)	$—	$—
Senior Subordinated Notes due 2011 (b)	500.0	500.0
Senior Subordinated Notes due 2013 (c)	—	250.0
Capital lease obligations	3.4	1.4

	503.4	751.4
Less current portion	2.6	0.5

	$500.8	$750.9

  (a)
  We have a 364-day credit facility for $600.0 which matures June 2007. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There are no borrowings outstanding under this facility. Commitment fees for the year ended December 31, 2005 were $2.6.

    The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios, at December 31, 2005, we are limited to approximately $250 of available debt incurrence. The available debt incurrence under the facility has been reduced by the two subordinated note issuances below and outstanding letters of credit and guarantees. We were in compliance with all covenants as at December 31, 2005.

  (b)
  In June 2004, we issued Senior Subordinated Notes due 2011 with an aggregate principal amount of $500.0, and a fixed interest rate of 7.875%. We incurred $12.0 in pre-tax underwriting commissions and expenses which we deferred and are amortizing over the term of the debt. The 2011 Notes are unsecured and are subordinated in right of payment to all our senior debt. The 2011 Notes may be redeemed on July 1, 2008 or later at various premiums above face value.

    In connection with the 2011 Notes offering, we entered into agreements which swap the fixed interest rate on the 2011 Notes with a variable interest rate based on LIBOR plus a margin. The average interest rate on the 2011 Notes was 7.1% for the fourth quarter of 2005 and 6.4% for 2005 (5.0% for the fourth quarter of 2004 and 4.9% for 2004).

  (c)
  In June 2005, we issued Senior Subordinated Notes due 2013 with an aggregate principal amount of $250.0, and a fixed interest rate of 7.625%. We incurred $4.2 in underwriting commissions and expenses which we deferred and are amortizing over the term of the debt. The 2013 Notes are unsecured and are subordinated in right of payment to all our senior debt. The 2013 Notes may be redeemed on July 1, 2009 or later at various premiums above face value.

5.     CONVERTIBLE DEBT:

        Pursuant to Canadian GAAP, the LYONs are bifurcated into a principal and an option component. The principal component is recorded as debt and the option component is recorded as equity. See note 2(i).

        During the third quarter of 2005, we repurchased the remaining outstanding LYONs for a total of $352.0 in cash. We realized an accounting loss of approximately $11.3 on the repurchase, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. We recognized a $13.9 gain on the principal component which was recorded in other charges and a $25.2 loss on the option component which was recorded in deficit.

6.     WARRANTS:

        In March 2004, we issued Series A and B warrants to replace the outstanding MSL warrants.

7.     OTHER CHARGES:

	Three months ended December 31		Year ended December 31
	2004	2005	2004	2005
2001, 2002 and 2003 restructuring (a)	$(0.2)	$0.5	$6.6	$0.2
2004 restructuring (b)	45.0	1.3	147.1	20.6
2005 restructuring (c)	—	53.5	—	139.3

Total restructuring	44.8	55.3	153.7	160.1
2004 Goodwill impairment (d)	288.0	—	288.0	—
Long-lived asset impairment (e)	99.3	1.6	99.3	1.6
Other (f)	116.8	—	116.8	(13.8)
Gain on repurchase of convertible debt (note 5)	—	—	(32.9)	(13.9)
Gain on sale of surplus land and building	(6.3)	—	(11.3)	(3.1)
Gain on sale of assets (g)	—	—	(12.0)	—
Deferred financing costs	—	—	1.6	—

Other charges	$542.6	$56.9	$603.2	$130.9
Inventory write-down related to one customer and the exiting of certain businesses, recorded in cost of sales (f) and (h)	44.6	—	61.2	—

Total	$587.2	$56.9	$664.4	$130.9

(a)    2001, 2002 and 2003 restructuring:

        In 2001, we announced a restructuring plan in response to the weak end-markets in the computing and communications industries. In response to the prolonged difficult end-market conditions, particularly in the computing and communications industries, a second restructuring plan was announced in July 2002. The weak demand for our manufacturing services resulted in an accelerated move to lower-cost geographies and additional restructuring in the Americas and Europe. In January 2003, we announced further reductions to our manufacturing capacity in Europe.

        These restructuring actions were focused on consolidating facilities, reducing the workforce, and transferring programs to lower-cost geographies. The majority of the employees terminated were manufacturing and plant employees. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments were made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas. In March 2005, we incurred a loss of $2.4 when we sold a production facility in Europe that we closed in 2003. The purchaser agreed to employ certain employees, which reduced our remaining contractual obligations. We adjusted our accrued liability to reflect the reduced severance costs. During 2005, we also sold 3 other restructured facilities that we closed in 2002 and recognized gains on disposal.

        We have completed the major components of these restructuring plans, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015, and certain payments to regulatory agencies in accordance with local labor legislation in Europe which we expect to pay out through 2008. Cash outlays are funded from cash on hand.

        Details of the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision re: 2001	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Provision re: 2002	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(77.1)	(14.7)	(7.5)	(99.3)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	87.1	82.1	7.8	177.0	290.4	622.4
Provision re: 2003	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(112.0)	(44.4)	(8.9)	(165.3)	—	—
Adjustments	7.4	24.1	2.9	34.4	(10.8)	23.6

December 31, 2003	43.9	62.1	2.9	108.9	288.1	717.3
Cash payments	(30.8)	(27.5)	(3.2)	(61.5)	—	—
Adjustments	2.7	2.2	0.3	5.2	1.4	6.6

December 31, 2004	$15.8	$36.8	$—	$52.6	$289.5	$723.9

        Details of the 2005 activity by quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
December 31, 2004	$15.8	$36.8	$—	$52.6	$289.5	$—
Cash payments	(1.3)	(3.0)	—	(4.3)	—	—
Adjustments	(4.8)	1.5	—	(3.3)	2.4	(0.9)

March 31, 2005	9.7	35.3	—	45.0	291.9	(0.9)
Cash payments	(0.4)	(2.6)	—	(3.0)	—	—
Adjustments	—	0.3	—	0.3	(0.4)	(0.1)

June 30, 2005	9.3	33.0	—	42.3	291.5	(1.0)
Cash payments	(0.3)	(2.4)	—	(2.7)	—	—
Adjustments	(0.2)	0.6	—	0.4	0.3	0.7

September 30, 2005	8.8	31.2	—	40.0	291.8	(0.3)
Cash payments	(0.1)	(2.4)	—	(2.5)	—	—
Adjustments	—	2.9	—	2.9	(2.4)	0.5

December 31, 2005	$8.7	$31.7	$—	$40.4	$289.4	$0.2

        $6.5 of the accrued termination costs is classified in Other Long-term Liabilities. The remaining accrued restructuring liability is recorded in Accrued Liabilities.

(b)   2004 restructuring:

        In January and April 2004, we announced plans to further restructure our operations to better align capacity with customers' requirements. These restructuring actions were focused on workforce reductions and facility consolidations in all regions. As of December 31, 2005, approximately 5,000 employees were terminated, consisting of executive, manufacturing and plant employees. There are a few employees remaining who are involved in site closure activities who will be terminated as of March 31, 2006. Approximately 60% of the employee terminations were in the Americas, 30% in Asia and 10% in Europe.

        In 2004, we recorded a non-cash charge to write-down certain long-lived assets, primarily in Asia (55%) and the Americas (40%), which became impaired due to facility consolidations. This included an intellectual property write-down in the Americas. In May 2005, we sold one of our restructured facilities in Asia and incurred an additional loss of $6.7. In the third quarter of 2005, we recorded an additional charge of $10.6 primarily for termination and other related employee costs, which were recorded as incurred.

        We have completed the major components of these restructuring plans, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2011. Cash outlays are funded from cash on hand.

        Details of the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2004	$—	$—	$—	$—	$—	$—
Provision	98.6	8.7	5.9	113.2	33.9	147.1
Cash payments	(79.8)	(4.5)	(0.9)	(85.2)	—	—

December 31, 2004	$18.8	$4.2	$5.0	$28.0	$33.9	$147.1

        Details of the 2005 activity by quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
December 31, 2004	$18.8	$4.2	$5.0	$28.0	$33.9	$—
Cash payments	(13.4)	(0.2)	(1.0)	(14.6)	—	—
Adjustments	3.3	0.1	—	3.4	(1.5)	1.9

March 31, 2005	8.7	4.1	4.0	16.8	32.4	1.9
Cash payments	(5.7)	(0.3)	(2.5)	(8.5)	—	—
Adjustments	0.8	—	(0.7)	0.1	6.7	6.8

June 30, 2005	3.8	3.8	0.8	8.4	39.1	8.7
Cash payments	(8.7)	(0.2)	(0.4)	(9.3)	—	—
Adjustments	9.5	0.1	1.0	10.6	—	10.6

September 30, 2005	4.6	3.7	1.4	9.7	39.1	19.3
Cash payments	(2.0)	(0.4)	(0.7)	(3.1)	—	—
Adjustments	0.1	0.7	0.3	1.1	0.2	1.3

December 31, 2005	$2.7	$4.0	$1.0	$7.7	$39.3	$20.6

        The accrued restructuring liability is recorded in Accrued Liabilities.

(c)   2005 restructuring:

        In January 2005, we announced plans to further improve capacity utilization and accelerate margin improvements. These restructuring actions include facility closures and a reduction in workforce, primarily targeting our higher-cost geographies where end-market demand has not recovered to the levels management requires to achieve sustainable profitability.

        As of December 31, 2005, we have recorded termination costs related to approximately 3,000 employees, primarily manufacturing and plant employees. Approximately 1,800 of these employees have been terminated as of December 31, 2005 with the balance of the terminations to occur in 2006. Approximately 70% of employee terminations are in the Americas and 30% in Europe.

        Details of the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2005	$—	$—	$—	$—	$—	$—
Provision	31.5	0.1	0.4	32.0	—	32.0
Cash payments	(2.6)	(0.1)	(0.4)	(3.1)	—	—

March 31, 2005	28.9	—	—	28.9	—	32.0
Provision	19.2	3.9	1.3	24.4	(0.2)	24.2
Cash payments	(7.2)	(0.2)	(1.2)	(8.6)	—	—

June 30, 2005	40.9	3.7	0.1	44.7	(0.2)	56.2
Provision	19.7	7.9	1.7	29.3	0.3	29.6
Cash payments	(31.1)	0.1	(1.5)	(32.5)	—	—

September 30, 2005	29.5	11.7	0.3	41.5	0.1	85.8
Provision	43.6	2.6	1.7	47.9	5.6	53.5
Cash payments	(33.8)	(1.0)	(1.3)	(36.1)	—	—

December 31, 2005	$39.3	$13.3	$0.7	$53.3	$5.7	$139.3

        We expect to complete these restructuring actions in 2006. Cash outlays are and will be funded from cash on hand. The accrued restructuring liability is recorded in Accrued Liabilities.

Restructuring summary:

        We expected total restructuring charges of between $225.0 and $275.0 to be recorded in 2005 and 2006, with the majority of these to be employee termination costs. As of December 31, 2005, we have recorded restructuring charges totaling $160.1.

        As of December 31, 2005, we have $4.4 in assets that are available-for-sale, primarily land and buildings in all geographies as a result of the restructuring actions we implemented. We have programs underway to sell these assets.

(d)   2004 Goodwill impairment:

        In 2004, we recorded a non-cash charge of $288.0 in connection with our annual impairment assessment.

        In 2005, we conducted our annual impairment assessment and determined there was no goodwill impairment.

(e)   Long-lived asset impairment:

        Absent any triggering factors during the year, we conduct our annual review of long-lived assets in the fourth quarter of each year to correspond with our planning cycle. In the course of finalizing our annual business plans, we made certain decisions regarding our restructuring plans and the transfer of major customer programs from higher-cost to lower-cost geographies. Reductions in forecasted revenue have reduced the forecasted net cash flows for certain sites, resulting in impairment when compared to the carrying value of the assets.

        In 2004, we recorded a non-cash charge of $99.3, to impair capital assets (70%) and customer relationships and contract intangibles (30%). Approximately 75% of the impairments were in the Americas and 25% in Europe.

        In 2005, we recorded a net charge of $1.6 to impair capital and intangible assets, principally on assets which were planned to be restructured in 2006.

(f)    Other:

        In the fourth quarter of 2004, we determined provisions were required to reflect estimated recoverable amounts for notes and accounts receivables, inventory and non-cancelable purchase orders related to one of our customers, whose financial condition had significantly deteriorated. We recorded charges of $116.8 and $44.6 to other charges and cost of sales, respectively. In the second quarter of 2005, this customer ceased operations and sold certain assets to a third party for cash. We recorded a recovery in the second quarter of 2005 of $13.8 to reflect actual amounts recovered relating to that customer.

(g)   Gain on sale of assets:

        In September 2004, we sold certain assets relating to our power operations.

(h)   Inventory write-down recorded in cost of sales:

        During the third quarter of 2004, we decided to restructure and exit certain service offerings, resulting in a write-down of the related inventory.

8.     PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

        We have recorded the following pension expense:

	Three months ended December 31		Year ended December 31
	2004	2005	2004	2005
Pension plans	$9.7	$8.2	$34.2	$31.5
Other benefit plans	(4.7)	1.6	7.8	10.5

Total expense	$5.0	$9.8	$42.0	$42.0

9.     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

        Effective January 1, 2003, we adopted the revised CICA Handbook Section 3870, "Stock-Based Compensation," which requires that a fair value method of accounting be applied to all stock-based compensation payments for both employees and non-employees. In accordance with the transitional provisions of Section 3870, we have prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, have recorded compensation expense. Prior to January 1, 2003, we accounted for our employee stock options using the settlement method and no compensation expense was recognized. For awards granted in 2002, the standard requires the disclosure of pro forma earnings and per share information as if we had accounted for employee stock options under the fair value method. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the pro forma earnings and per share information.

        The fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended December 31		Year ended December 31
	2004	2005	2004	2005
Risk-free rate	3.2%	4.4%	3.1%	3.5%-4.4%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	56%-65%	52%-66%	56%-70%	48%-68%
Expected option life (in years)	3.5-5.5	3.5-5.5	3.5-5.5	3.5-5.5
Weighted average grant date fair values of options issued	$8.95	$4.78	$9.66	$6.54

        Compensation expense for the three months and year ended December 31, 2005 was $1.8 and $9.0 (three months and year ended December 31, 2004 — $1.8 and $7.6), respectively, relating to the fair value of options granted after January 1, 2003.

        The pro forma disclosure relating to options granted in 2002 is as follows:

	Three months ended December 31		Year ended December 31
	2004	2005	2004	2005
Net loss as reported	$(809.7)	$(28.2)	$(854.1)	$(46.8)
Deduct: Stock-based compensation costs using fair value method	(1.7)	(2.1)	(7.9)	(7.4)

Pro forma net loss	$(811.4)	$(30.3)	$(862.0)	$(54.2)

Loss per share:
Basic — as reported	$(3.59)	$(0.12)	$(3.85)	$(0.21)
Basic — pro forma	$(3.60)	$(0.13)	$(3.88)	$(0.24)
Diluted — as reported	$(3.59)	$(0.12)	$(3.85)	$(0.21)
Diluted — pro forma	$(3.60)	$(0.13)	$(3.88)	$(0.24)

        Our stock plans are described in note 9 to the 2004 annual consolidated financial statements.

(i)    Option exchange costs recorded in cost of sales and SG&A:

        As part of a restructuring of our long-term incentive arrangements to provide more effective programs and reduce market overhang, we cancelled 6.8 million options during the third quarter of 2005 for an aggregate cost of $6.8 as part of an option exchange program. All current employees were eligible to participate except certain executives. Eligible employees forfeited certain out-of-the-money options for $1.00 in cash for each option surrendered. We recorded compensation expense of $3.9 to cost of sales and $2.9 to SG&A in the third quarter. Future compensation expense was not impacted as all repurchased options were granted prior to January 1, 2003. We paid $5.6 in cash in the third quarter. The balance was accrued and will be paid out at the end of three years, in accordance with the plan.

10.   SEGMENTED INFORMATION:

        Our operations fall into one dominant industry segment, the electronics manufacturing services industry. We manage our operations, and accordingly determine our operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest and accretion on convertible debt, amortization of intangible assets, integration costs related to acquisitions, other charges, option expense, option exchange costs and income taxes). Inter-segment transactions are reflected at market value.

        The following is a breakdown by reporting segment:

	Three months ended December 31		Year ended December 31
	2004	2005	2004	2005
Revenue
Asia	$962.6	$998.3	$3,557.2	$4,048.9
Americas	953.3	757.7	3,765.5	3,090.5
Europe	469.9	366.6	1,815.3	1,510.2
Elimination of inter-segment revenue	(53.1)	(47.3)	(298.2)	(178.6)

	$2,332.7	$2,075.3	$8,839.8	$8,471.0

	Three months ended December 31		Year ended December 31
	2004	2005	2004	2005
EBIAT
Asia	$39.4	$40.3	$121.0	$159.4
Americas	18.6	12.2	22.1	54.4
Europe	3.1	(5.4)	2.0	(13.8)

	61.1	47.1	145.1	200.0
Net interest and accretion charges	(11.6)	(13.5)	(37.3)	(49.8)
Amortization of intangible assets	(12.0)	(7.4)	(34.6)	(28.4)
Option expense	(1.8)	(1.8)	(7.6)	(9.0)
Option exchange cost (note 9 (i))	—	—	—	(6.8)
Integration costs related to acquisitions	(1.5)	(0.3)	(3.1)	(0.6)
Other charges (note 7)	(587.2)	(56.9)	(664.4)	(130.9)

Loss before income taxes	$(553.0)	$(32.8)	$(601.9)	$(25.5)

	As at December 31
	2004	2005
Total assets
Asia	$2,352.6	$2,494.7
Americas	1,520.9	1,574.2
Europe	1,066.3	788.9

	$4,939.8	$4,857.8

Goodwill
Asia	$872.9	$874.5
Americas	—	—
Europe	—	—

	$872.9	$874.5

11.   WEIGHTED AVERAGE SHARES OUTSTANDING AND PER SHARE CALCULATIONS:

        The following table sets forth the calculation of basic and diluted per share loss:

	Three months ended December 31		Year ended December 31
	2004	2005	2004	2005
Numerator:
Net loss attributable to common shareholders	$(809.7)	$(28.2)	$(854.1)	$(46.8)
Denominator (in millions):
Weighted average shares — basic	225.7	226.3	222.1	226.2
Effect of dilutive securities:(1)
Employee stock options and warrants, convertible debt	—	—	—	—

Weighted average shares — diluted	225.7	226.3	222.1	226.2
Loss per share:
Basic	$(3.59)	$(0.12)	$(3.85)	$(0.21)
Diluted	$(3.59)	$(0.12)	$(3.85)	$(0.21)

(1)
Excludes the effect of all options, warrants and convertible debt as they are anti-dilutive due to the loss reported in these periods. As of September 2005, there were no outstanding convertible debt securities as they have all been repurchased.

12.   SUPPLEMENTAL CASH FLOW INFORMATION:

	Three months ended December 31		Year ended December 31
	2004	2005	2004	2005
Paid during the period:
Interest	$3.2	$3.6	$13.6	$12.7
Net taxes paid	$3.8	$7.5	$9.9	$24.8
Non-cash financing activities:
Shares issued for acquisition of MSL	$—	$—	$245.5	$—
Options issued for acquisition of MSL	$—	$—	$15.2	$—
Warrants issued for acquisition of MSL	$—	$—	$8.9	$—

13.   HEDGING TRANSACTIONS:

        In connection with the issuance of our 2011 Notes in June 2004, we entered into interest rate swap agreements to hedge the fair value of the 2011 Notes, by swapping the fixed rate of interest for a variable interest rate. The notional amount of the agreements is $500.0. The agreements were effective June 2004 and mature July 2011. See note 4(b).

        Payments or receipts under the swap agreements are recorded in interest expense on long-term debt. The fair value of the interest rate swap agreements at December 31, 2005 was an unrealized loss of $3.1.

14.   GUARANTEES AND CONTINGENCIES:

        Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds are provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2005, these liabilities, including guarantees of employee share purchase loans, amounted to $80.0 (December 31, 2004 — $63.7).

        In addition to the above guarantees, we have also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts payable with respect to these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

        In the normal course of our operations, we are subject to litigation and claims from time to time. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on our results of operations, financial position or liquidity.

        We are subject to tax audits by local taxing authorities. International taxation authorities could challenge the validity of our inter-company financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could also be subjected to interest and penalty charges. In connection with ongoing tax audits in the United States, taxing authorities have assessed significant deficiencies and related interest and penalties arising from inter-company transactions. We believe we have substantial defenses and have adequately accrued for potential losses. However, there can be no assurance as to the final resolution of these audits and any resulting proceedings, and if these audits and proceedings are determined adversely to us the amounts we may be required to pay may be material.

15.   COMPARATIVE INFORMATION:

        We have reclassified certain prior period information to conform to the current periods' presentation.

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  Exhibit 99.1
CELESTICA INC. CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars) (unaudited)
CELESTICA INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (in millions of U.S. dollars, except per share amounts) (unaudited)
CELESTICA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars) (unaudited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS